SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 20, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F X     Form 40-F
                                    --             --


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes            No X
                                    ---            --


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

[VIVENDI ENVIRONNEMENT -- GRAPHIC OMITTED]
                                                        Paris, August 20th, 2002


                                  Press Release

The holders of the 1.50% 1999-2005 Vivendi Environnement bonds, convertible into and/or exchangeable for Vivendi Universal Shares (Sicovam code 18 073), convened today for a General Meeting.

Having obtained a quorum with 64.2% of the bonds with voting rights being present or represented, this meeting could validly deliberate.

By majority vote of 64.8%, the bondholders present or represented have adopted the resolutions proposed to them. In particular, as of September 1, 2002, the bondholders release the guarantee given by Vivendi Universal and accordingly release the acceleration clause in the event of a default by Vivendi Universal. In consideration for this, the nominal interest rate increases by 0.75%, thus increasing the nominal interest rate from 1.50% to 2.25%.

With its successful capital increase and the new composition of its shareholders, the adoption of this resolution confirms the financial autonomy of Vivendi Environnement.

  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 20, 2002

                                      VIVENDI ENVIRONNEMENT


                                      By:  /s/ Jerome Contamine
                                           --------------------------------
                                           Name:  Jerome Contamine
                                           Title: Chief Financial Officer